Exhibit 99.1

AMERICAS GOLD AND SILVER PROVIDES UPDATE ON RELIEF CANYON
TORONTO, ONTARIO—October 14, 2020—Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), is pleased to provide an update on the continued successful ramp-up of the Relief Canyon mine in Nevada as it progresses towards commercial production.
Highlights
●	Pregnant solution grade has increased over 400% since August 2020.
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With ore leaching well, the resulting increase expected from the return of the repaired radial stacker in the first week of November is the only remaining requirement to reach commercial production at the mine.

●	Commercial production remains targeted for Q4-2020.
“The pregnant solution grade has consistently increased since August which has further boosted our confidence of declaring commercial production in Q4-2020,” stated Americas President and CEO Darren Blasutti.  “With the return of our radial stacker in early November, the operation will be able to double the daily stacking rate and significantly increase the amount of ore under leach and daily gold production.  With the increased pregnant solution grade and stacking rate, we expect the Relief Canyon mine to start generating meaningful sustainable free cash flow.”
In early August 2020, the Company began stacking higher-grade ore sourced from more continuous mineralization of the Main Zone and applied revised and improved operating practices as greater knowledge was gained about the orebody.  As demonstrated in the chart below, the Company is pleased to report that the pregnant solution grade from the pad has significantly increased and modelled leach recovery is trending towards feasibility levels.
Figure 1: 5-day trailing average pregnant solution grade since August 12, 2020

Figure 1 shows the 5-day trailing average pregnant solution grade feeding the ADR plant.  Gold production will continue to increase as more ore is stacked and the area under irrigation expands.
The Company expects the large radial stacker to be back at site in early November, which will increase daily production from approximately 8,000 tons per day to the targeted 16,000 tons per day.  Following the failure of the large radial stacker, it has been determined that the failure was due to a steel quality issue and not operator error or manufacturer defect.  The increased stacking rate will allow the operation to accelerate the amount of material placed on the leach pad, increase the area under leach and increase daily gold production.
About Americas Gold and Silver Corporation
Americas Gold and Silver Corporation is a high-growth, precious metals mining company with multiple assets in North America.  The Company’s newest asset, the Relief Canyon mine in Nevada, USA, has poured first gold and is expected to ramp up to full production over the course of 2020.  The Company also owns the Cosalá Operations in Sinaloa, Mexico and manages the 60%-owned Galena Complex in Idaho, USA.  The Company has completed the outstanding option acquisition agreement for the San Felipe development project in Sonora, Mexico.  For further information, please see SEDAR or www.americas-gold.com.
For more information:
Stefan Axell	Darren Blasutti
VP, Corporate Development & Communications	President and CEO
Americas Gold and Silver Corporation	Americas Gold and Silver Corporation
416-874-1708	416‐848‐9503

Qualified Persons
Daren Dell, Chief Operating Officer, who is an employee of the Company and a “qualified person” under National Instrument 43-101, has approved the applicable contents of this news release.

Cautionary Statement on Forward-Looking Information:
This news release contains “forward-looking information” within the meaning of applicable securities laws.  Forward-looking information includes, but is not limited to, Americas Gold and Silver’s expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated production rates and results for gold, silver and other precious metals, as well as the related costs, expenses and capital expenditures, the Company’s construction, production, development plans and performance expectations at the Relief Canyon Mine, its ability to finance, develop and operate Relief Canyon, including the anticipated timing of commercial production at Relief Canyon, the anticipated increase in production levels realized by the return of the radial stacker, the Company’s liability for repairs relating to the previous stacker failure, pregnant solution grade and leach recovery levels and trends and the expected generation of meaningful sustainable free cash flow at Relief Canyon and the expected timing thereof.  Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance.  Forward-looking information is based on the opinions and estimates of Americas Gold and Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Gold and Silver to be materially different from those expressed or implied by such forward-looking information.  With respect to the business of Americas Gold and Silver, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak including the COVID-19 pandemic; the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, including our ability to access goods and supplies, the ability to transport our products and impacts on employee productivity, the risks in connection with the operations, cash flow and results of the Company relating to the unknown duration and impact of the COVID-19 pandemic; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to develop, complete construction, bring to production and operate the Relief Canyon Project; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments and other risks of the mining industry.  The potential effects of the COVID-19 pandemic on our business and operations are unknown at this time, including the Company’s ability to manage challenges and restrictions arising from COVID-19 in the communities in which the Company operates and our ability to continue to safely operate and to safely return our business to normal operations.  The impact of COVID-19 on the Company is dependent on a number of factors outside of its control and knowledge, including the effectiveness of the measures taken by public health and governmental authorities to combat the spread of the disease, global economic uncertainties and outlook due to the disease, and the evolving restrictions relating to mining activities and to travel in certain jurisdictions in which it operate.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended.  Readers are cautioned not to place undue reliance on such information.  Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas Gold and Silver’s filings with the Canadian Securities Administrators on SEDAR and with the SEC.  Americas Gold and Silver does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.  Americas Gold and Silver does not give any assurance (1) that Americas Gold and Silver will achieve its expectations, or (2) concerning the result or timing thereof.  All subsequent written and oral forward‐looking information concerning Americas Gold and Silver are expressly qualified in their entirety by the cautionary statements above.